                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT
                         Pursuant to Section 15(d) of
                      The Securities Exchange Act of 1934

                For the Years Ended December 31, 1998 and 1997
                         Commission File Number 1-4166

                             FRONTIER CORPORATION
                          BARGAINING UNIT EMPLOYEES'
                            RETIREMENT SAVINGS PLAN
                              (Full name of plan)

                             FRONTIER CORPORATION
                         (Name of issuer of securities
                          held pursuant to the plan)

                           180 South Clinton Avenue
                        Rochester, New York  14646-0700
                   (Address of principal executive offices)

                             REQUIRED INFORMATION

     Index to Financial Statements and Schedules                    Page 1
     Report of Independent Accountants                              Page 2
     Statements of Net Assets Available for Benefits, with
       Fund Information at December 31, 1998 and 1997               Pages 3-4
     Statement of Changes in Net Assets Available for Benefits,
       with Fund Information for the Year Ended December 31, 1998   Page 5
     Notes to Financial Statements                                  Pages 6-9
     Schedule of Assets Held for Investment Purposes                Schedule I
     Schedule of Loans or Fixed Income Obligations                  Schedule II
     Schedule of Reportable Transactions                            Schedule III

The following exhibit is filed as part of this Report.

     Consent of Independent Accountants

Frontier Corporation
Bargaining Unit Employees'
Retirement Savings Plan

Financial Statements
December 31, 1998 and 1997

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Index to Financial Statements
--------------------------------------------------------------------------------


Report of Independent Accountants                                   Page 2

Statements of Net Assets Available for Benefits, with
  Fund Information at December 31, 1998 and 1997                    Pages 3-4

Statement of Changes in Net Assets Available for Benefits,
  with Fund Information for the Year Ended December 31, 1998        Page 5

Notes to Financial Statements                                       Pages 6-9

Line 27a - Schedule of Assets Held for Investment Purposes          Schedule I

Line 27b - Schedule of Loans or Fixed Income Obligations            Schedule II

Line 27d - Schedule of Reportable Transactions                      Schedule III



                              *  *  *  *  *  *  *





* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


February 26, 1999

To the Participants and Administrator of the Frontier Corporation Bargaining Unit Employees'
Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, with fund information and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Frontier Corporation Bargaining Unit Employees' Retirement Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The fund information in the statements of net assets available for benefits, with fund information and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I, II and III and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information     Page 3
--------------------------------------------------------------------------------


                                                 Fund Information at December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                         Participant Directed
------------------------------------------------------------------------------------------------------------------------------------

                                          Fund A         Fund B         Fund C         Fund D          Fund E          Fund F
           Assets
Investments, ar fair value:
 Registered investment companies -
   Putnam Income Fund                   $ 2,050,649
   Putnam Global Growth Fund                           $ 3,692,026
   Putnam Voyager Fund                                                $ 8,259,103
   Putnam Fund for Growth
    and Income
   Putnam Asset Allocation Fund
    Balanced Portfolio
Common Trust -
   Putnam S & P 500 Index Fund                                                                       $ 5,898,271
Stable Value Fund                                                                    $ 9,410,336
Frontier Corporation
 Common Stock                                                                                                        $ 19,875,874
Participant loans
                                        -----------    -----------    -----------    -----------     -----------     ------------
     Total investments                    2,050,649      3,692,026      8,259,103      9,410,336       5,898,271       19,875,874
                                        -----------    -----------    -----------    -----------     -----------     ------------
Participants' contributions
Employer's contributions
     Total receivables
Net assets available for benefits       $ 2,050,649    $ 3,692,026    $ 8,259,103    $ 9,410,336     $ 5,898,271     $ 19,875,874
                                        ===========    ===========    ===========    ===========     ===========     ============


                                                       Fund Information at December 31, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                Participant Directed
-------------------------------------------------------------------------------------------------------------------
                                                                   Participant
                                        Fund G        Fund H          Loans            Other             Total
           Assets
Investments, at fair value:
 Registered investment companies -
   Putnam Income Fund                                                                                   $2,050,649
   Putnam Global Growth Fund                                                                             3,692,026
   Putnam Voyager Fund                                                                                   8,259,103
   Putnam Fund for Growth
    and Income                         $ 521,781                                                           521,781
   Putnam Asset Allocation Fund
    Balanced Portfolio                                $ 424,255                                            424,255
Common Trust -
   Putnam S & P 500 Index Fund                                                                           5,898,271
Stable Value Fund                                                                                        9,410,336
Frontier Corporation
 Common Stock                                                                                           19,875,874
Participant loans                                                   $ 1,988,720                          1,988,720
                                       ---------      ---------     -----------                       ------------
     Total investments                   521,781        424,255       1,988,720                         52,121,015
                                       ---------      ---------     -----------                       ------------
Participants' contributions                                                          $ 291,667             291,667
Employer's contributions                                                               429,687             429,687
                                                                                     ---------        ------------
     Total receivables                                                                 721,354             721,354
                                                                                     ---------        ------------
Net assets available for benefits      $ 521,781      $ 424,255     $ 1,988,720      $ 721,354        $ 52,842,369
                                       =========      =========     ===========      =========        ============

  The accompanying notes are an integral part of these financial statements.

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information    Page 4
-------------------------------------------------------------------------------


                                                                 Fund Information at December 31, 1997
                                        --------------------------------------------------------------------------------------------

                                                                         Participant Directed
                                        --------------------------------------------------------------------------------------------

                                          Fund A         Fund B         Fund C         Fund D          Fund E          Fund F
           Assets
Investments, at fair value:
Registered investment companies -
   Putnam Income Fund                   $ 1,727,633
   Putnam Global Growth Fund                           $ 2,482,722
   Putnam Voyager Fund                                                $ 5,683,257
   Putnam Fund for Growth
    and Income
   Putnam Asset Allocation Fund
    Balanced Portfolio
Common Trust -
   Putnam S & P 500 Index Fund                                                                       $ 3,686,369
Stable Value Fund                                                                    $  7,052,908
Frontier Corporation
 Common Stock                                                                                                        $ 12,698,452
Participant loans
                                        -----------    -----------    -----------    ------------    -----------     ------------
     Total investments                    1,727,633      2,482,722      5,683,257       7,052,908      3,686,369       12,698,452
                                        -----------    -----------    -----------    ------------    -----------     ------------
Receivables:
Participants' contributions
Employer's contributions
     Total receivables
Net assets available for benefits       $ 1,727,633    $ 2,482,722    $ 5,683,257    $  7,052,908    $ 3,686,369     $ 12,698,452
                                        ===========    ===========    ===========    ============    ===========     ============



                                                       Fund Information at December 31, 1997
                                       ----------------------------------------------------------------------------
                                                                Participant Directed
                                       ----------------------------------------------------------------------------
                                                                   Participant
                                        Fund G        Fund H          Loans            Other             Total
           Assets
Investments, at fair value:
Registered investment companies -
   Putnam Income Fund                                                                                 $  1,727,633
   Putnam Global Growth Fund                                                                             2,482,722
   Putnam Voyager Fund                                                                                   5,683,257
   Putnam Fund for Growth
    and Income                         $  74,266                                                            74,266
   Putnam Asset Allocation Fund
    Balanced Portfolio                                $ 110,032                                            110,032
Common Trust -
   Putnam S & P 500 Index Fund                                                                           3,686,369
Stable Value Fund                                                                                        7,052,908
Frontier Corporation
 Common Stock                                                                                           12,698,452
Participant loans                                                   $ 1,432,420                          1,432,420
                                       ---------      ---------     -----------                       ------------
     Total investments                    74,266        110,032       1,432,420                         34,948,059
                                       ---------      ---------     -----------                       ------------
Receivables:
Participants' contributions                                                          $ 232,023             232,023
Employer's contributions                                                                79,138              79,138
                                                                                     ---------        ------------
     Total receivables                                                                 311,161             311,161
                                                                                     ---------        ------------
Net assets available for benefits      $  74,266      $ 110,032     $ 1,432,420      $ 311,161        $ 35,259,220
                                       =========      =========     ===========      =========        ============

  The accompanying notes are an integral part of these financial statements.

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information    Page 5


                                                         Fund Information for the Year Ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                                         Participant Directed
------------------------------------------------------------------------------------------------------------------------------------

                                          Fund A         Fund B         Fund C         Fund D          Fund E          Fund F
Additions
Additions to net assets attributed to:
   Investment income -
     Interest and dividends             $   121,843    $   106,543    $   552,612    $    564,876                    $    488,698
     Realized gain (loss), net                3,150          6,340        117,649                    $   187,099          506,857
     Net appreciation
      (depreciation) in fair
       value of investments                 (58,786)       646,465        821,182                        999,627        4,975,734
      Participant loan interest income
   Contributions -
     Participants' contributions            305,734        570,005      1,151,472         923,374        774,220          973,553
     Employer's contributions                   140            280            404             808            275        2,034,632
                                        -----------    -----------    -----------    ------------    -----------     ------------
       Total additions                      372,081      1,329,633      2,643,319       1,489,058      1,961,221        8,979,474
                                        -----------    -----------    -----------    ------------    -----------     ------------
Deductions
Deductions from net assets
 attributed to:
   Benefits paid to participants            102,336         85,807        184,160         875,520        230,351          850,181
   Other expense                                524            787          1,592           2,770          1,107            2,581
                                        -----------    -----------    -----------    ------------    -----------     ------------
       Total deductions                     102,860         86,594        185,752         878,290        231,458          852,762
                                        -----------    -----------    -----------    ------------    -----------     ------------
Net increase prior
 to fund transfers                          269,221      1,243,039      2,457,567         610,768      1,729,763        8,126,712
Interfund transfers, net                     73,284         11,280        241,588        (719,975)       523,800         (790,500)
Transfers (to) from other plans             (19,489)       (45,015)      (123,309)      2,466,635        (41,661)        (158,790)
                                        -----------    -----------    -----------    ------------    -----------     ------------
       Net increase                         323,016      1,209,304      2,575,846       2,357,428      2,211,902        7,177,422
Net assets available for benefits:
   Beginning of year                      1,727,633      2,482,722      5,683,257       7,052,908      3,686,369       12,698,452
                                        -----------    -----------    -----------    ------------    -----------     ------------
   End of year                          $ 2,050,649    $ 3,692,026    $ 8,259,103    $  9,410,336    $ 5,898,271     $ 19,875,874
                                        ===========    ===========    ===========    ============    ===========     ============


                                               Fund Information for the Year Ended December 31, 1998
-------------------------------------------------------------------------------------------------------------------
                                                                Participant Directed
-------------------------------------------------------------------------------------------------------------------
                                                                       Participant
                                           Fund G         Fund H          Loans           Other             Total
Additions
Additions to net assets attributed to:
   Investment income -
     Interest and dividends               $  40,577      $  10,721                                       $  1,885,870
     Realized gain (loss), net                  609          2,012                                            823,716
     Net appreciation
      (depreciation) in fair
       value of investments                   2,502         14,464                                          7,401,188
      Participant loan interest income                                 $   121,506                            121,506
   Contributions -
     Participants' contributions            206,418         78,607                      $ 291,667           5,275,050
     Employer's contributions                    10             45                        429,687           2,466,281
                                          ---------      ---------     -----------      ---------        ------------
       Total additions                      250,116        105,849         121,506        721,354          17,973,611
                                          ---------      ---------     -----------      ---------        ------------
Deductions
Deductions from net assets
 attributed to:
   Benefits paid to participants              2,983          1,786          68,280                          2,401,404
   Other expense                                 38             22                                              9,421
                                          ---------      ---------     -----------                       ------------
       Total deductions                       3,021          1,808          68,280                          2,410,825
                                          ---------      ---------     -----------                       ------------
Net increase prior
 to fund transfers                          247,095        104,041          53,226        721,354          15,562,786
Interfund transfers, net                    203,159        209,741         558,784       (311,161)                  -
Transfers (to) from other plans              (2,739)           441         (55,710)                         2,020,363
                                          ---------      ---------     -----------      ---------        ------------
       Net increase                         447,515        314,223         556,300        410,193          17,583,149
Net assets available for benefits:
   Beginning of year                         74,266        110,032       1,432,420        311,161          35,259,220
                                          ---------      ---------     -----------      ---------        ------------
   End of year                            $ 521,781      $ 424,255     $ 1,988,720      $ 721,354        $ 52,842,369
                                          =========      =========     ===========      =========        ============

  The accompanying notes are an integral part of these financial statements.

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 1998 and 1997                                    Page 6
--------------------------------------------------------------------------------

1.  Description of the Plan

    The Frontier Corporation Bargaining Unit Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    Effective January 1, 1998, the Frontier Communications of New York, Inc. (FC of NY) Employee Savings and 401(k) Plan was merged into the Plan. The transfer of the FC of NY assets, $2,918,150, into the Plan was completed in March 1998 and is reflected in the transfer from other plans on the Statement of Changes in Net Assets with Fund Information.

    During Plan year end December 31, 1997, the Plan document was amended to allow the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in, to a substantially similar 401(k) plan sponsored by Frontier Corporation, or any corporation/business entity in which Frontier Corporation has a 50% or more ownership or profits interest. The transfers resulting from this amendment are reflected in the statement of changes in net assets available for benefits, with fund information as transfers to other plans.

    Participation

    All bargaining unit employees covered by a collective bargaining agreement, except for temporary, summer and leased employees, are eligible to participate in the Plan based upon respective collective bargaining agreements.

    Administration

    The Plan is administered by the Company's Employee Benefit Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust Company.

    Funding Policy

    Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

        Fund A - Putnam Income Fund - Funds are primarily invested in Corporate bonds and U.S. government and agency obligations.

        Fund B - Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

        Fund C - Putnam Voyager Fund - Funds are invested in emerging growth companies and opportunity stocks.

        Fund D - Stable Value Fund - Funds are invested in a diversified portfolio of high-quality stable value investments offering price stability and liquidity.

        Fund E - Putnam S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S & P 500 Index.

        Fund F - Frontier Corporation Common Stock Fund - Funds are invested in common stock of Frontier Corporation.

        Fund G - Putnam Fund for Growth and Income - Funds are primarily invested in common stocks.

        Fund H - Putnam Asset Allocation Fund Balanced Portfolio - Funds are invested in stocks, bonds and money market instruments.

    The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

    The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

    Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

    Employer matching and non-matching contributions are made in accordance with each participating employer's bargaining unit agreement.

    Vesting

    Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants should refer to their respective bargaining agreements for vesting requirements of employer contributions. Forfeited nonvested accounts are used to reduce future employer contributions.

    Payment of Benefits

    Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2, but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

    If upon termination of service, a participant does not attain normal retirement age and his or her vested account balance is greater than $5,000 and $3,500 at December 31, 1998 and 1997, respectively, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under
    Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $5,000 and $3,500 at December 31, 1998 and 1997, respectively, the balance must be cashed out as soon as administratively practicable.

    Individual Participant Loans

    Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1998, $1,243,765 in loans were disbursed and principal repayments of $684,981 were made.

    Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

    The financial statements have been prepared on the accrual basis of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported investment income and expenses during the Plan year. Actual results could differ from those estimates.

    Contributions and Benefits Paid

    Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits are recorded when paid.

    Participants may receive distributions in cash or in common stock of Frontier Corporation for amounts invested in Fund F. Purchases and sales of securities are recorded on the trade date.

    Administrative Expenses

    Significant expenses associated with the Plan are paid by the Company.

    Valuation of Investment Assets

    Investments in registered investment companies, and employer securities are stated at fair value, measured by quoted market prices. Investments in common trust funds are stated at estimated fair values which represent the net asset value of shares held by the Plan at year end. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan.

3.  Party-in-Interest Transactions

    The Plan's holdings of Frontier Corporation common stock, the Putnam Investment, Inc. common trust and the five Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

    As of December 31, 1998 and 1997, the Plan held 584,585 and 527,728 shares of Frontier Corporation common stock at a fair market value of $19,875,874 and $12,698,452, respectively. Of these shares, 71,206 were contributed by the Company during the Plan year ended December 31, 1998 for all of the Company's contribution categories. During the Plan year ended December 31, 1998, 11,056 shares of Frontier Corporation common stock were distributed to participants.

4.  Federal Income Tax Status

    The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan, as amended, stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code, and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Line 27a - Schedule of Assets Held for Investment Purposes            Schedule I
--------------------------------------------------------------------------------

                                                                                                      Current
                                                                      Number                          value at
                                                                        of                          December 31,
Description/Issuer                                                    shares         Cost               1998
Interests in Registered Investment Companies:
    * Putnam Income Fund                                             296,337      $  2,057,224      $  2,050,649
    * Putnam Global Growth Fund                                      296,548         3,139,263         3,692,026
    * Putnam Voyager Fund                                            376,784         6,232,342         8,259,103
    * Putnam Fund for Growth and Income                               25,465           523,567           521,781
    * Putnam Asset Allocation Fund Balanced Portfolio                 35,325           416,545           424,255
                                                                                  ------------      ------------
        Total interests in registered investment companies                          12,368,941        14,947,814
                                                                                  ------------      ------------
Common Trust:
    * Putnam S & P 500 Index Fund                                    203,881         3,574,861         5,898,271
                                                                                  ------------      ------------
Common Stock:
    * Frontier Corporation                                           584,585        14,412,438        19,875,874
                                                                                  ------------      ------------
Participant Loans:
    Participant loan accounts (rate 7.0% - 10.5%)
     (maturities range 1999 to 2023)                                                 1,988,720         1,988,720
                                                                                  ------------      ------------
Insurance Company Pooled Separate Account:
    Stable Value Fund                                                                9,410,336         9,410,336
                                                                                  ------------      ------------

Total investments                                                                 $ 41,755,296      $ 52,121,015
                                                                                  ============      ============

*  Denotes party-in-interest

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Line 27b - Schedule of Loans or Fixed Income Obligations             Schedule II
--------------------------------------------------------------------------------



                                                 Amount received during       Unpaid
                                  Original           reporting year           balance                              Amount overdue
  Identity and                     amount        ---------------------       at end of        Description       --------------------
address of obligor                of loan        Principal    Interest         year             of loan         Principal   Interest
Manville, Anne
   141 Stoney Path Lane
   Rochester, NY 14626           $   500.00        $   -        $   -        $    10.00      Participant loan   $    10.00     N/A

Hochheimer, Kathleen M.
   38 Albemarle Street
   Rochester, NY 14613           $ 2,525.42        $   -        $   -        $ 2,325.47      Participant loan   $ 2,325.47     N/A

Hochheimer, Kathleen M.
   38 Albemarle Street
   Rochester, NY 14613           $ 1,800.00        $   -        $   -        $ 1,788.79      Participant loan   $ 1,788.79     N/A

Combs, Roy B.
   9 Sunnyside Lane
   North Chili, NY 14514         $ 3,000.00        $   -        $   -        $ 1,909.89      Participant loan   $ 1,909.89     N/A

Combs, Roy B.
   9 Sunnyside Lane
   North Chili, NY 14514         $   500.00        $    -       $   -        $   347.03      Participant loan   $   347.03     N/A

Smith, Michael A.
   8 Sisson Drive
   Rochester, NY 14623           $ 2,800.00        $   -        $   -        $   776.08      Participant loan   $   776.08     N/A

Centola, Rita M.
   88 Juliane Drive
   Rochester, NY 14624           $ 5,000.00        $   -        $   -        $ 5,000.00      Participant loan   $ 5,000.00     N/A

Flatgard, Ricky J.
   RR1, Box 106
   Rushmore, MN 56168            $ 7,490.48        $   -        $   -        $   893.36      Participant loan   $   893.36     N/A

Flatgard, Ricky J.
   RR1, Box 106
   Rushmore, MN 56168            $ 5,000.00        $   -        $   -        $ 3,744.39      Participant loan   $ 3,744.39     N/A

Link, Robin L.
   4925 203rd Street West
   Farmington, MN 55024          $ 5,000.00        $   -        $   -        $ 5,000.00      Participant loan   $ 5,000.00     N/A

Lyons, Paige M.
   17075 Firtree Place
   Farmington, MN 55024          $ 3,000.00        $   -        $   -        $ 3,000.00      Participant loan   $ 3,000.00     N/A

Ranta, Gay L.
   824 4th Avenue West
   Shakopee, MN 55379            $ 3,200.00        $   -        $   -        $ 3,200.00      Participant loan   $ 3,200.00     N/A

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions                      Schedule III
--------------------------------------------------------------------------------

                                                                                                             Expense
                                                           Number                                            incurred
    Identity of                    Description               of        Purchase       Selling     Lease        with
   party involved                    of asset            transactions    price         price      rental    transaction
Series of Transactions:

Putnam Voyager Fund*          Registered Investments         179       $ 2,301,770      N/A        N/A          N/A

Putnam Voyager Fund*          Registered Investments         287            N/A      $ 664,755     N/A          N/A

Stable Value Fund             Insurance Company Pooled
                                Separate Account             280         2,328,300      N/A        N/A          N/A

Stable Value Fund             Insurance Company Pooled
                                Separate Account             369            N/A      2,889,023     N/A          N/A

Frontier Corporation*         Common Stock                   184         4,602,159      N/A        N/A          N/A

Frontier Corporation*         Common Stock                   448            N/A      2,907,332     N/A          N/A

Putnam S & P 500 Index Fund*  Common Trust                   183         1,602,035      N/A        N/A          N/A

Putnam S & P 500 Index Fund*  Common Trust                   246            N/A        576,859     N/A          N/A


                                                Current value
                                                 of asset on         Net
    Identity of                    Cost of       transaction        gain
   party involved                   asset           date           (loss)
Series of Transactions:

Putnam Voyager Fund*             $ 2,301,770     $ 2,301,770             -

Putnam Voyager Fund*                 547,106         664,755     $ 117,649

Stable Value Fund
                                   2,328,300       2,328,300             -

Stable Value Fund
                                   2,889,023       2,889,023             -

Frontier Corporation*              4,602,159       4,602,159             -

Frontier Corporation*              2,400,475       2,907,332       506,857

Putnam S & P 500 Index Fund*       1,602,035       1,602,035             -

Putnam S & P 500 Index Fund*         389,760         576,859       187,099


*  Denotes party-in-interest